SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 2, 2017 (Date of earliest event reported)

Commission File No.: 0-25969

URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On October 2, 2017, Karen Wishart began employment with Urban One, Inc. (the "Company") as an Executive Vice President. Ms. Wishart will take the place of Linda Vilardo as Chief Administrative Officer effective after Ms. Vilardo's last day of employment on December 31, 2017. During the interim, Ms. Vilardo and Ms. Wishart will work together to transition Ms. Vilardo's duties to Ms. Wishart in an effective manner. Effective January 1, 2018, Ms. Wishart will become a named executive officer of the Company for reporting purposes.

Ms. Wishart is employed as an Executive Vice President and, effective January 1, 2018, as Chief Administrative Officer of the Company and as a Vice President of each of the Company's subsidiaries. Ms. Wishart is entitled to a base salary payable at the annualized rate of $425,000 per year and, effective for the calendar year beginning January 1, 2018, is eligible for a bonus of $150,000, approximately 38% of which will be paid on a personal performance basis, another approximately 38% of which will be paid based on the Company's performance, with the remaining balance paid in accordance with certain cost savings targets in Ms. Wishart's areas of responsibility. Ms. Wishart is entitled to participate in all employee benefit programs generally offered to the Company's employees and also receives standard retirement, welfare and fringe benefits. Ms. Wishart will also receive an equity grant of 37,500 shares of the Company's Class D common stock as well as a grant of options to purchase 37,500 shares of the Company's Class D common stock. The grants will vest in equal increments on each of October 2, 2018, October 2, 2019 and October 2, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

October 5, 2017

/s/ Peter D. Thompson
Peter D. Thompson
Chief Financial Officer and Principal
Accounting Officer